

March 13, 2014

<u>Via E-mail</u>
Igor Weselovsky
Chief Executive Officer
Neuromama, Ltd.
182/1 Krasniy Prospekt, Suite #704
630049, Novosibirsk
Russia

  Re: **Neuromama, Ltd.**
     Form 10-K for the Fiscal Year Ended January 31, 2013
     Filed April 10, 2013
     Form 10-Q for the Quarterly Period Ended October 31, 2013
     Filed January 17, 2014
     Response dated February 27, 2014
     File No. 333-180750

Dear Mr. Weselovsky:

  We have reviewed your response dated February 27, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended January 31, 2013</u>

<u>General</u>

1. We note your response to comment 10 in our letter dated January 28, 2014 that you are not a shell company, particularly your statement that you have "ongoing operations and total assets of $18,252,443." Alone, without further information, your statement does not support the conclusion that your company cannot be classified as a shell company. In this regard, we note your disclosure in your most recently filed Form 10-Q for the period ended October 31, 2013 that you are "a development stage company," your "online shopping mall is in implementation stage," you have not generated revenues and given

the nature of your assets, which consist mainly of a library of entertainment assets, it would appear that you are a shell company. If you have additional information that you believe disqualifies your company from being a shell company, please share it with us. Otherwise, please revise your disclosure to state that you are a shell company and further disclose the consequences on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page5

Plan of Operation and Funding, page 7

2. We note your response to comment 4 of our letter dated January 28, 2014. Please tell us the date you entered into the Financing and Services Agreement with Global Media and file a copy of the agreement as an exhibit. Refer to Item 601(b)(10)(ii) of Regulation S-K. Further, please tell us your consideration of filing Form 8-K to report your agreement with Global Media.

Form 10-Q for the Quarterly Period Ended October 31, 2013

Item 1. Financial Statements

3.Intangible Assets, page 7

3. We note your response to comment 11 of our letter dated January 28, 2014. Regarding your agreements with Global Media, please clarify the following items:

- Please tell us if the Financing and Services Agreement(s) referred to in your response to comment 11 is the same agreement referred to in your responses to comments 3 and 4. Clarify the amount of financing and services to be provided by Global Media. Your response to comment 4 indicates $19 million whereas your response to comment 11 indicates $20 million.
- Please tell us if the financing provided under the Financing and Services Agreement(s) is separate and distinct from the loan provided by Global Media for website development costs and so forth.
- Please tell us and disclose the amount of financing Global Media has specifically committed to provide.
- Please tell us and disclose the time frame and terms under which the shares and warrants are issuable.
- You state you intend to disclose the significant terms of the development contracts in future filings. Please tell us if a separate development contract exists for each project, and if so, if the development contracts are separate and distinct from the Financing and Services Agreements.

- Please explain why you have deferred disclosing the significant terms of the development contracts until future filings.

4. You indicate four TV Networks are in the process of being launched under agreement with SatMex8 with additional service agreement with HMX TV Networks. You also reference a syndication agreement for The Jazz Network. Please tell us your consideration of filing these agreements as exhibits pursuant to Item 601(b)(10)(ii) of Regulation S-K.

5. We note your response to comment 12 of our letter dated January 28, 2014. Please file your purchase agreement for the library of entertainment assets along with any related amendments. Refer to Item 601(b)(10)(ii) of Regulation S-K.

6. We note your response to comment 13 of our letter dated January 28, 2014. We also note that your lender, Global Media, has financed the majority, if not all, of your activities since Mr. Vikoulov's purchase of shares from Ms. Walaszek in June 2013. Please explain to us the business reason(s) Global Media has provided unsecured financing.

Item 2. Management's Discussion and Analysis of Financial Condition, page 4

Description of Business, page 4

7. We note your response to comment 15 of our letter dated January 28, 2014 that referenced Appendix A. Please discuss if you have established any agreements with advertisers. In this regard, we note your statements in Appendix A on page 3 that "the initial revenue source starting February 2014 is ad sales for the search engine," "[c]urrent estimates project slightly better than breakeven in the current year with an assumption of total ad sales of $3.5 million," and on page 19 that "TV shows have been syndicated to air on Direct TV, Dish Network, ITunes and local channels in major cities."

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Lopez-Molina, Staff Attorney, at (202) 551-3792 or Mara Ransom, Assistant Director, at (202) 551-3720 if you have questions regarding any other comments.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief